May 19, 2026

Peter Beetham
Interim Chief Executive Officer
Cibus, Inc.
6455 Nancy Ridge Drive
San Diego, CA 92121

        Re: Cibus, Inc.
            Registration Statement on Form S-3
            Filed May 15, 2026
            File No. 333-295954
Dear Peter Beetham:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and Services
cc:    Peter Devlin, Esq.